Mail Stop 4-7

September 23, 2004

Heather Remillard
President
Sound Revolution Inc.
Suite 507 - 3955 Graveley Street
Burnaby, British Columbia
Canada, V6C 3T4

RE: 	Sound Revolution Inc.
Form SB-2
Filed August 20, 2004
File No. 333-118398

Dear Ms. Remillard:

We have reviewed your registration statement and have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. We note that this exclusively secondary offering is the initial offering of your common shares. We also note that while you are not receiving any proceeds from the offering, the company is paying the costs associated with this registration statement even though you apparently are under no obligation to do so. We further note that your common shares do not trade on any market or quotation system, yet you intend to pursue a listing on the OTC Bulletin Board after this registration statement is declared effective. Based upon these and other factors, it appears that the selling shareholders may be statutory underwriters within the meaning of the Securities Act. Please tell us whether the selling shareholders have purchased from the company with a view to, or are engaging in the direct or indirect participation in, a distribution of your shares. If any of the selling shareholders are statutory underwriters, then they must be named as such and the prospectus must be revised accordingly.

Your response analyzing whether the selling shareholders may be statutory underwriters should include, but not be limited to, the following factors:

* how long the selling shareholders have held the shares;
* the circumstances under which they received the shares;
* their relationship to the issuer;
* the amount of shares involved;
* whether the sellers are in the business of underwriting securities.

We may have additional comments based upon your response.

2. Please supplementally advise us whether any of the selling shareholders are broker-dealers or affiliated with broker-dealers.
For all selling shareholders that are broker-dealers, disclose that they are "underwriters" within the meaning of the Securities Act. You should revise the Plan of Distribution to state the names of the selling shareholders who are broker-dealers, and to state that they are also underwriters with respect to the shares that they are offering for resale.

3. For selling shareholders who are affiliates of broker-dealers, disclose, if true, that:

* The seller purchased in the ordinary course of business, and
* At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true for any selling shareholder, then the prospectus must state that the selling shareholder is an underwriter.

4. We note that you are a development stage company with little if no business operations, a capital deficit, and a negative financial condition. We also note that your officer, director and principal shareholder Penny Green previously was an officer, director, and principal shareholder of another public company - Mediatelevision.tv. Similar to Sound Revolution`s proposed offering, Mediatelevision became a public company by means of an exclusively secondary initial public offering in 2002 despite having little if no business operations, a capital deficit, and a negative financial condition. In the two years since, it does not appear that Mediatelevision`s business, investment, or financial condition changed. Then, in April 2004, Mediatelevision announced a reverse merger in which Ms. Green sold her shares in a change of control transaction to a company with business operations. Based upon filed Forms 8-K, it appears that the sale closed on August 1, 2004. In light of these facts, please confirm and explain to us whether Sound Revolution actually intends to pursue its business model or whether it actually is a blank check company for which Ms. Green reasonably intends to seek a buyer of a company with a registered class of shares. We may have additional comments based upon your response.

5. Please provide us with copies of any artwork you intend to use as soon as possible for our review and comment. Please keep in mind that we may have comments on these materials and you should consider waiting for further comments before printing and circulating any artwork.

6. When referring to dollar amounts, uniformly refer to either US or Canadian dollars. Revise throughout the filing. Also, disclose in the heading of your financial statements that your financial statements are in US dollars.

Front Cover of Prospectus

7. Please delete the second and third sentences of the first paragraph. Those sentences are neither required by Item 501 of Regulation S-B, nor appear key to an investment decision.

8. In the third full paragraph, please add a sentence briefly highlighting that purchasers in this offering may be receiving an illiquid security.

9. If you intend to circulate preliminary prospectuses, please revise to include the legend required by Item 501(a)(10) of Regulation S-B.

Inside Front Cover

10. Please provide the dealer delivery obligation disclosure required by Item 502(b).

Prospectus Summary, page 1

11. Please revise the Sound Revolution Inc. discussion to emphasize more clearly that you have no operations, have not generated any revenues, and do not expect to commence operations and generate revenues until the middle of 2005.

12. Please revise to include a brief statement indicating what percentage of your common stock is being offered in this prospectus. Also clarify that both before and after the offering, your current directors and officers will control the company. Name those directors and officers and state the percentage they will hold in your common stock. Also state that you are a subsidiary of Bacchus Entertainment Ltd., a company which is 100% owned by your chairman, Penny Green. Clarify what percentage of your shares are owned by Bacchus.

13. In the discussion of financial condition, please revise to include a brief statement disclosing the amount of financing you expect to require to continue in operations for the next year.

14. Please generally revise your registration statement to eliminate technical and business jargon from the prospectus summary and to reduce the amount of jargon throughout the rest of the prospectus. Examples of terms that you should consider replacing with clear concrete everyday language are:

* "fan management software product"
* "software that will allow artists and record labels to maximize sales potentials"
* "developing digital music distribution services"
* "We intent to distribute our digital music online through seamless digital integration."
* "music distribution end to end solutions"
* "Major labels are top-heavy and have high overheads"
* "break-even points"
* "digital content" and other variations on "content"

Risk Factors, page 2

15. Some of your risk factors are too long, too vague, too generic or bundle multiple risks under one risk factor. Meaningful risk factor disclosure should clearly present adequate but not excessive detail about distinct risks to your company or your offering. For example, please revise the following risk factors:

* "Because of our lack of operating history, we face a high risk of business failure," page 2. This risk factor is too vague in that you do not present sufficient, but not excessive, information for investors to assess the magnitude of the risk. Please revise accordingly. As currently drafted this risk factor is also generic in that it could apply to any company. Please revise to clearly explain how each risk applies to your industry, company, or offering. Additionally, please revise the bodies of this and your other risk factors so that the bodies of the risk factors explain how the risk described in the caption may occur.
* "Our operating results may prove unpredictable ...," page 3. This risk factor bundles together multiple distinct risks. In order to give the proper prominence to each risk you present, please assign each risk its own descriptive subheading.
* "We are a development stage online music distributor with no experience ...," page 4. This risk factor bundles several distinct risks. In doing so, you do not provide sufficient concrete detail for investors to understand the magnitude of these risks. Please revise accordingly. Once you revise to unbundle this and other risk factors, as currently drafted, you should consider replacing repetitive risk disclosure with a single risk factor. For example, this and the preceding two risk factors discuss the risk that you may not be able to continue in operations without raising significant amounts of new equity financing.

Again, the above are only examples.  Please revise throughout.

16. Please avoid the generic conclusion that a risk could have a materially adverse effect on you, an adverse effect may result from the risk, etc. This does not represent meaningful disclosure, whether in your risk factor captions or discussions. Revise to specifically disclose the actual risk and how it could affect your offering, operating results, business strategy, profits, share price, etc.

17. Please revise to move the first risk factor following the "Risks Related to Our Business" on page 4 so that it is the first risk factor presented. Also revise that risk factor to clarify that you have no customers, no current products and no revenues.

Reliance on certain alliances, page 7

18. Please revise this caption to reflect the risk discussed in the body of the risk factor. Similarly revise your other risk factor captions as appropriate, including "Change in technology environment and access" on page 9.

A limited number of stockholders control us ..., page 12

19. Please revise this risk factor to clearly state and explain a risk to investors. State what adverse effect may occur and what may cause it. Similarly revise your other risk factors as appropriate, including "We indemnify our directors ..." and "We have never paid dividends" on page 12.

Determination of Offering Price, page 13

20. Please revise to disclose the factors you considered in determining the offering price. Since this is the initial offering of your shares, it is unclear how you or the selling shareholders - individually or in groups of shareholders and/or with the company - arrived at the initial offering price of $0.20 per share. Similarly, it is unclear what privately negotiated factors might lead the selling shareholders to sell shares at a price different than $0.20 per share.

21. In addition, please briefly describe in the summary how the offering price was determined.

Plan of Distribution, page 15

22. Please revise your disclosure here to clarify that, in order to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. Clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf. Explain what effect quotation on the OTC Bulletin Board will have on your liquidity.

Similarly, include a very brief statement about these items in the prospectus summary. Also, please revise the risk factor "The securities offered may qualify as penny stocks..." on page 10, to incorporate these details.

23. Please identify any selling shareholders that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally.

Further, tell us whether you or the selling shareholders have any arrangements with a third party to host or access your prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that have appeared on their website.

Directors and Officers, page 16

24. Please remove your discussion of Digital Color Print, Inc.`s, current stock price.

Audit Committee, page 18

25. Please revise to name the member of your audit committee.

Description of Securities, page 19

26. The statement "All outstanding shares of Common Stock are validly authorized and issued, fully paid and non-assessable" is a legal conclusion you are not qualified to make. Either attribute it to counsel or delete it.

27. Please remove your statement that the description of the common stock does not purport to be complete. Your Description of Securities should be materially complete. See Item 202 of Regulation S-B.
Please revise accordingly.

28. Please revise to describe your preferred stock. You should state how many shares are outstanding and in what series, and what material terms they have. See Item 202 of Regulation S-B. In this regard, we note your disclosure on page 12 in the risk factor "Some provisions of our articles ...."

Description of Business, page 21

29. Please revise to begin your Business discussion by stating, if true, that you have only recently begun your current operations and that you have limited history of revenues and significant operational losses to date as well as accumulated shareholder deficit. Provide quantitative figures for these items and state the dates that you commenced each material category of your current operations.

30. Please generally revise your Business discussion, from page 21 through 26, to clarify what specific products you intend to distribute in what specific markets and specifically how you plan to generate revenues. Also please generally revise to clearly and precisely state the stage of development for each of your material products and services. Similarly clarify the stage of any material negotiations and clarify whether you have binding written agreements. Your current disclosure is too vague. For example, please replace the following statements with concrete everyday language that clearly explains what you sell, who supplies it to you and to whom you sell it:

* You indicate on page 21 that you have "been developing products and services that will assist artists in generating new revenue streams available in the digital economy." Identify these products and services and explain how they work. Identify what type of artists you are referring to. Since you have not generated significant revenues, it is unclear what your basis is to suggest these products and services will "generat[e] new revenue streams available in the digital economy." Please support or remove that and similar statements.
* Also on page 21, you indicate that you "have been developing a business model for a website that will combine music and charitable causes for the sale of digital music." Please revise to provide more concrete details of this business model and clearly state what specific steps you have taken to implement it and what steps remain. Also clearly state that you have not signed up any charities to participate in this project.
* Please revise to clarify how you intend to build your core software yourselves, as you state on page 22, and have it completed in less than one year`s time, as you indicate on page 23, when you also state on page 26 that you have "no part time or full time employees" and that you have "three contractors who work part time on a regular basis," who happen to be officers and none of whom appears to be a computer software developer. If this software is being developed by third parties, revise to clarify that and file your development agreements as exhibits.

These are only examples, generally revise this section.

31. In many places in the discussion of your business, you make assertions that reflect your beliefs about your future prospects. In each case, revise your discussion as necessary to clearly characterize those assertions as your beliefs and to substantiate them with supporting data and details. If you cannot support your statements, then you should delete them. For example:

* clarify that the final bullet point on page 25 is your belief and disclose your basis for this belief. Further regarding that bullet item, please reconcile your statement that you have a "competitive edge" because "there are plenty of artists to sign" with your statement on page 4 that "We have only signed one artist for our services."
* Please revise to explain in concrete detail your basis for stating on page 28 that you believe you will generate "revenues from digital music sales and fan management services within the year."

Our Competitive Position, page 23

32. Please revise to clearly state your market share, to which you refer on page 24.

33. Please significantly revise the bullet list of your competitive strengths on page 25. The current discussion is too vague and should be replaced with concrete statements, quantified where possible. For example:

* Identify the "leaders and innovators from related fields" and state their credentials. Reconcile this statement with your statement on page 6 that "The members of our management team have limited experience in leadership roles in the music industry or in a public company."
* One of the bullet items is not a sentence, so it is unclear how it gives you a competitive edge. Please revise to clarify.

Customer Base, page 25

34. Please revise to quantify how many customers you have and how long, on average, they have been your customers. If one or more customers individually represent 10% or more of your revenues, name them. We note disclosures throughout the registration statement suggesting that you have significant numbers of customers that might be lost due to competition. Consider generally revising to remove that suggestion, unless you do have a sizable stable customer base. In this regard, we note your statement on page 4 that "We have ... no client base." Similarly, we note your statement on page 6 that "To date, we have not signed up any charities for participation."

Research and Development, page 26

35. Please revise to clarify what the "Business Development Think
Tank" was. Explain what its purpose was, who participated, why were the participants given shares in your company and what did they contribute in exchange for the shares. Disclose the basis for valuing the shares at $0.20 per share.

Employees, page 26

36. Please revise to clarify how many employees you have. The first paragraph under this caption says you have none, while the second paragraph indicates you have one. If your agreements with contracts constitute material agreements, file them as exhibits. For example, consider filing agreements to develop your charity-related music web site and your music fan sales contact software.

Management`s Discussion and Analysis or Plan of Operations, page 27

37. Please generally revise to provide greater concrete detail in your discussion and analysis of your results of operations and your financial condition. Explain in greater concrete detail your specific plans to achieve profitability and to address your auditor`s going concern opinion. Also clarify for how long into the future you expect to incur significant operating losses. These are only examples, generally revise your Management`s Discussion and Analysis and Liquidity and Capital Resources discussions and consider the guidance in Securities Act Release No. 33-8350 (December 19, 2003), which is available on our web site at <http://www.sec.gov/rules/interp/33-8350.htm>.

38. Please revise to clarify the statement on page 27 beginning "If operations and cash flow continue to improve." Your financial statements through the quarter ended May 31, 2004, do not indicate that you have continuing operations, and do indicate that your net loss and your cash used in operating activities are deteriorating rather than improving.

Results of Operations, page 28

39. Regarding the two paragraphs before the Liquidity and Capital Resources discussion on page 28, please revise to clarify whether you currently generate revenues from these services and when and specifically how you expect to do so. Also provide greater concrete descriptions of these "partnership and affiliate agreements" and "marketing alliances." Similarly revise your corresponding disclosure on page 22.

40. Please revise your disclosure to provide a more detailed discussion of changes in your financial condition and results from operations as required by paragraph (b)(1) and (b)(2) of Item 303 of Regulation S-B. Specifically discuss the components of, and analysis of changes in, marketing fee expense and general and administrative expenses.

41. Tell us how the marketing alliances you discuss "might involve significant amounts of intangible assets."

42. Revise under this heading to discuss expected seasonal effects on your results of operations. In this regard, we note your risk factor disclosure at the top of page 4 and your disclosure at the top of page 29.

Liquidity And Capital Resources, page 28

43. Please generally revise your discussion and analysis of liquidity and capital resources. For example, explain your specific plans to obtain financing for the $23,000 of anticipated development expenses you discuss at the bottom of page 27 as well as the $15,000 of anticipated annual operating expenses you discuss at the bottom of page 28. Explain in greater detail on what you will spend these funds. Provide greater detail about your definite plans for debt and equity financing or clearly state that you have none. Please revise to explain your basis for believing that obtaining a listing will allow you to raise equity financing. These are only examples, revise this discussion generally and consider the guidance in Part IV of Securities Act Release No. 33-8350 (December 19, 2003), which is available on our web site, as well as the other Releases identified above in connection with your Management`s Discussion and Analysis.

44. We note your discussion of a "cash flow deficit of $20,198," which is a term not defined by generally accepted accounting principles. Revise your description of this amount to indicate that it represents your "deficit accumulated during the development stage."

45. Please revise to provide greater detail regarding the amounts borrowed from your Chairman. Discuss the dates and amounts of these borrowings and file the relevant promissory notes as exhibits pursuant to Item 601(b)(10) of Regulation S-B.

46. Please revise to provide greater concrete detail about the costs you expect to incur to "continue to offer competitive salaries" as well as how you plan to fund these salaries, which you discuss on page
29. In this regard, we note your statement on page 28 that until you obtain sufficient equity financing to continue operations, you plan to defer any cash compensation.

47. Similarly, you state that your President, Chairman and Chief Financial Officer will be deferring any cash compensation until you obtain sufficient equity financing. Clarify for us whether these officers are currently earning compensation, which will be paid at a future date. If so, tell us why you have not accrued this expense in your financial statements for the applicable periods.

Undertakings, page 34

48. Please revise this disclosure to include the undertakings that are applicable to you and to remove those that are not applicable. See
Item 512 of Regulation S-B. In this regard, we note that you include some of these undertakings twice and you include the undertaking in
Item 512(f), which does not appear to apply to this offering.

Signatures, page 35

49. Please revise to include the signature of your controller or principal accounting officer. Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the registration statement. See Instructions for signatures, at the end of Form SB-2.

Independent Auditors` Report, page F-3

50. Refer to your independent auditors report where your auditors state that their audits are "in accordance with auditing standards generally accepted in the United States." Ask your independent auditors to revise their report to comply with PCAOB Auditing Standard #1.

Consolidated Statements of Operations, page F-5

51. Describe for us in more detail the nature of the revenue generated from the event SHOW! In addition, tell us the nature of the costs incurred relating to this event and revise your statement of operations to present the amount of costs directly associated with the generation of revenues as costs of sales.

Note 1 - The Company and Summary of Significant Accounting Policies

Going Concern, page F-9

52. In your going concern paragraph you explain that "continuation of the Company as a going concern is dependent upon obtaining the additional working capital necessary to accomplish its objective." Disclose in further detail your plan for obtaining additional working capital. Include discussion of your timeline for when you anticipate entering into these financing arrangements, the likelihood that you will be able to obtain required financing, your considerations of equity versus debt financing, and any encumbrances that might limit your financing options. Refer to FRC 607.02 for guidance.

Music Rights, page F-9

53. Describe for us in more detail the nature of the music rights you acquired. Tell us how you determined that these rights should be recorded as an intangible asset under the guidance in SFAS 141 and your determination of the useful life of the asset for amortization purposes under SFAS 142.

Consolidated Statements of Operations, page F-13

54. Revise the heading to read "For the Three Months Ended May 31, 2004 and May 31, 2003" rather than "For the Three Months Ended May 31, 2004 and 2003" to provide clear and consistent financial statement headings.

Exhibits

55. Please revise to remove your exhibits from the body of the registration statement. The exhibits should be separately filed and tagged on EDGAR as exhibits, and not appended to the body of the registration statement.

Exhibit 5

56. Please revise as appropriate to clarify what counsel means by "proposed issuance" of the shares and why counsel refers to the shares "when issued." The prospectus and the structure of this transaction as a resale offering suggest that the shares are already outstanding. Please revise the opinion or the prospectus as appropriate to clarify.

57. Please revise to clarify why the opinion refers to the price as $0.20. The prospectus indicates that the sale price may be lower or higher.

58. We note that counsel refers to and limits the opinion to "the corporation laws of the State of Delaware." Please confirm to us in writing that counsel concurs with our understanding that this reference and limitation includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decision interpreting these laws. Please file this written confirmation as part of your correspondence on EDGAR. See Section VIII.A.14 of Division of Corporation Finance, Current Issues and Rulemaking Projects (November 14, 2000), also known as the Current Issues Outline, which is available on our web site at
<http://www.sec.gov/pdf/cfcr112k.pdf >.


*   *   *   *   *


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kenya Wright, Staff Accountant, at (202) 824-5446, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 942-1876 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at
(202) 942-1933 or me at (202) 942-1990 with any other questions.


Sincerely,


Larry Spirgel
Assistant Director

cc:	Thomas A. Braun
Braun & Co.
702 - 777 Hornby Street
Vancouver, British Columbia
Canada V6S 1Z2
(604) 605-0508  (fax)